Exhibit 99.21

August 20, 2020

British Columbia Securities Commission Ontario Securities Commission Canadian Securities Exchange

Dear Sirs:

Re:   Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.)(the “Company”)

        Change of Auditor

We are writing in accordance with Section 4.11(6)(a)(ii)(B) of National Instrument 51-102

Continuous Disclosure Obligations (“NI 51-102”). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated August 20, 2020 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Chartered Professional Accountants